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                              [CANWEST GLOBAL LOGO]


                                  NEWS RELEASE


For Immediate Release
DECEMBER 3, 2004


                   CANWEST RESPONDS TO CIRB DETERMINATION

WINNIPEG, - CanWest Global Communications Corp. expressed its disappointment today that the Canada Industrial Relations Board (CIRB), in its determination of December 3, 2004, has concluded that "various Global Television stations operate as a common employer" of broadcast employees represented by the Communication Energy Paperworkers Union (CEP). The determination responds to a CEP application to the CIRB in 2001 that called for a declaration of a single employer certificate in respect of those television station employees.

The effect of the Federal Labour Board determination if it is allowed to stand would be that Global would be expected to review the structure of existing bargaining units with CEP over the next 30 days to determine if agreement can be reached on any revisions that might be appropriate. If the parties cannot agree, the Board will itself make that determination.

As a practical matter the CIRB determination will have no immediate impact as local management at all relevant TV station locations have recently completed the successful re-negotiation of new collective agreements, with the exception of the television station in Halifax, Nova Scotia where the current agreement expired October 2004. The Halifax location is a relatively small station with fewer than forty employees. The new agreements extend for various periods through to the year 2007, with the latest expiring in December 2007.

Richard C. Camilleri, President CanWest MediaWorks, said, "We believe the Board's determination is unfortunate and is not conducive to sound labour relations. The Company will review its options carefully in the coming days."

"In the meantime it will remain business as usual while Global Television and the CEP address the various challenges presented by the CIRB determination during the period in which existing collective agreements remain in force," added Mr. Camilleri. "Our Global stations have always bargained fairly and in good faith with the unions that represent our employees, and the Company's commitment to remain a good employer will continue regardless of the legally mandated collective bargaining process. The Company's television stations are located in cities across nine Canadian provinces and for the most part employ their staff from their local communities. Global will continue to negotiate wage, benefits and other operating conditions having regard for the local business environment and market conditions."

Mr. Camilleri said, "After more than 30 days of hearings before the Federal Labour Board which concluded eighteen (18) months ago, all we have from the Board is a two page decision with no reasons whatsoever as to the basis of the determination".

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.canwestglobal.com) is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher
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of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

For further information call:

Geoffrey Elliot,
Vice President, Corporate Affairs,
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com